[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

April 19, 2017

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Cypress Semiconductor Corporation
Preliminary Proxy Statement filed on April 5, 2017
File No. 001-10079

Dear Mr. Duchovny:

This letter is submitted on behalf of Cypress Semiconductor Corporation (the “Company”) in response to the comment set forth in the letter, dated April 14, 2017 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement filed on April 5, 2017.   In addition to the response below, we have filed today a Definitive Proxy Statement (the “Definitive Proxy Statement”) addressing the Staff’s comment and updating certain additional information.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with our response below.

Certain Background Information, page 10

1.              We note your disclosure that on November 3, 2016, when Lattice announced that it had agreed to be acquired by Canyon Bridge, Mr. Bingham had already reached an understanding to join Canyon Bridge’s founding team but that Mr. Bingham had not actually joined Canyon Bridge yet. We also note some public statements filed in connection with the transaction announcement by Lattice that refer to Mr. Bingham, on November 3, 2016, as a co-founder and general partner of Canyon Bridge. Please revise your disclosure to clarify this apparent contradiction.

Response:

As discussed with the Staff on April 17, 2017, in response to the Staff’s comment, the Company has revised its disclosure on page 10 of the Definitive Proxy Statement under the heading “Certain Background Information” to clarify that the public statements filed in connection with the Lattice transaction announcement prematurely referred to Mr. Bingham as a Founding Partner of Canyon Bridge.

If you should have any questions concerning the enclosed matters, please contact me at (650) 470-4530.

Sincerely,

/s/ Kenton J. King
Kenton J. King